UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)

PARLUX FRAGRANCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

701645103

(CUSIP Number)

Ilia Lekach

3725 S.W. 30th Avenue

Ft. Lauderdale, Florida 33312

(954) 316-9008

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.701645103	Page 2 of 7 page

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ilia Lekach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,408,360 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 3,408,360 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,408,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 701645103	Page 3 of 7 page

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IZJD Corp. (FEIN 65-1105811).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	SOLE VOTING POWER -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 701645103	Page 4 of 7 page

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pacific Investment Group, Inc. (FEIN 65-0047690)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 408,360 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 408,360 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 28 to Schedule 13D (this “Amendment”) hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 12, 1987 (the “Initial Schedule 13D”), as amended, by and on behalf of Ilia Lekach (“Mr. Lekach”), IZJD Corp., a Florida corporation (“IZJD”), and Pacific Investment Group, Inc., a Florida corporation (“Pacific”) (individually, a “Reporting Person,” and collectively, the “Reporting Persons”). This Amendment, together with the Initial Schedule 13D and the prior amendments thereto, are referred to collectively as the “Schedule 13D”. Mr. Lekach, IZJD and Pacific may be deemed to be acting together in connection with the acquisition and holding of the Common Stock, par value $.01 per share (the “Common Stock”), of Parlux Fragrances, Inc., a Delaware corporation (the “Issuer”). Nothing contained in this Schedule 13D, however, shall be construed as an admission that any of the Reporting Persons is the beneficial owner of the other Reporting Persons’ Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

Item 1. Security of Issuer

This Amendment relates to shares of Common Stock, $0.01 par value per share (“Shares”), of the Issuer. The principal executive offices of the Issuer are located at 3725 S.W. 30th Avenue, Ft. Lauderdale, FL 33312.

Item 2. Identity and Background.

(a) – (c) (f) This statement is being filed jointly by Mr. Lekach, a citizen of the United States residing at 137 Golden Beach Drive, Golden Beach, Florida 33160, and IZJD and Pacific, each a Florida corporation wholly-owned by Mr. Lekach having a business address at 3725 S.W. 30th Avenue, Ft. Lauderdale, Florida 33312. Mr. Lekach currently serves as a consultant to the Issuer, a company engaged in the creation of design, manufacturer, distribution and sale of fragrances and beauty related products.

(d) – (e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

Pursuant to the terms of the Settlement Agreement (defined below in Item 4 of this Amendment), Mr. Lekach was granted warrants to purchase 500,00 shares of Common Stock (“Warrants”) in exchange for his agreement to substantially reduce the amount of severance payments and warrants contemplated by his employment agreement in the event of a change in control of the Issuer.

Item 4. Purpose of Transaction

On January 19, 2007, Glenn Nussdorf (“Nussdorf”) commenced a consent solicitation (“Consent Solicitation”) to remove, without cause, all existing members of the Issuer’s board of directors (the “Board”) and to elect his nominees to the Board. In response to the Consent Solicitation, the Issuer filed a lawsuit on January 23,, 2007, in the U.S. District Court for the Southern District of New York (“Litigation”) against Quality King Distributors, Inc., Model Reorg., Inc., Nussdorf, Michael Katz, Joshua Angel, Anthony D’Agostino, Neil Katz, and Robert Mitzman alleging violations of antitrust and securities laws in connection with the Consent Solicitation.

Page 5 of 7 Pages

On February 6, 2007, Mr. Lekach, the Issuer, Nussdorf, and certain other related parties, entered into a settlement agreement (“Settlement Agreement”) pursuant to which the Litigation was dismissed and the Consent Solicitation was terminated.

Under the terms of the Settlement Agreement, Mr. Lekach has resigned from the Board of Directors of the Issuer (the “Board”). In addition, the Settlement Agreement provides that the size of the Board shall be fixed at six (6) directors and that the Board shall include equal representation of the current independent directors and Nussdorf’s nominees. Accordingly, Jaya Kader Zebede, one of the current independent directors, and Frank A. Buttacavoli have offered their resignations from the Board in order to facilitate the transition. Mr. Buttacavoli, however, will continue to serve as the Issuer’s Executive Vice President, Chief Operating Officer and Chief Financial Officer. The Settlement Agreement provides for the immediate appointment to the Board of three of Nussdorf’s nominees: Neil Katz, Anthony D’Agostino and Robert Mitzman. As a result, the Board now consists of six directors: Glenn Gopman, Ester Egozi Choukroun, David Stone, and Messrs. Katz, D’Agostino and Mitzman.

The Settlement Agreement also provides for the immediate appointment of Neil Katz as the interim Chief Executive Officer of the Issuer. The reconstituted Board will conduct a search for a permanent CEO.

Under the terms of the Settlement Agreement, Mr. Lekach has resigned from all of his employment and directorship positions with the Issuer and all of its affiliates and direct and indirect subsidiaries. Mr. Lekach will continue to serve the Issuer as a consultant and will assist with fragrance brand licenses and international distribution of the Issuer products for a period of four years, and he has agreed not to compete with the Issuer in the fragrance business for a period of four years.

Mr. Lekach will receive $1.2 million as severance pay and an additional $1.2 million for his consulting services and non-competition covenants. Further, Mr. Lekach has agreed to a substantial reduction in the amount of the severance payments and warrants contemplated by his employment agreement in the event that a change in control had occurred as a result of the Consent Solicitation and as consideration therefore, he has been granted 500,000 Warrants. Mr. Lekach will receive no other compensation under his employment agreement.

Furthermore, under the terms of the Settlement Agreement, Nussdorf and his affiliates have agreed, subject to certain exceptions, that for a period of two years he will not make any proposal to acquire the Issuer, unless such proposal is to acquire all shares at a value of not less than $11 per share. Nussdorf also has agreed not to engage in any proxy or consent solicitations prior to the earlier of 60 days before the 2008 annual meeting of stockholders or eighteen months from the date of the Settlement Agreement. Mr. Lekach has agreed to customary standstill provisions for a period of four years. The Issuer has agreed to reimburse Nussdorf for $1 million of his expenses incurred in connection with the Consent Solicitation and the Litigation.

Except as indicated in the Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present

Page 6 of 7 Pages

capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

(a)	As of the date of hereof, Mr. Lekach beneficially owned an aggregate of 3,408,360 shares of Common Stock, which represented approximately 16.6% of the shares of Common Stock which were outstanding (after giving effect to the issuance of 2,100,000 shares of Common Stock issuable upon presently exercisable options and Warrants owned by Mr. Lekach). The 3,408,360 Shares of Common Stock beneficially owned by Mr. Lekach consist of: (1) zero Shares held by IZDJ, (2) 408,360 Shares beneficially owned by Pacific, (3) 900,000 Shares jointly owned by Mr. Lekach and his spouse, (4) 1,600,00 Shares issuable upon exercise of presently exercisable options, and (5) 500,000 Shares issuable upon exercise of the Warrants.

(b)	Mr. Lekach has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Shares of Common Stock reported as beneficially owned by him in Item 5(a) above.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

99.1	Settlement Agreement, dated as of February 6, 2007, by and among Glenn Nussdorf, the Issuer, and Mr. Lekach (incorporated by reference to Exhibit 10.9 to Form 8-K filed by Issuer on February 6, 2007).

Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007	ILIA LEKACH

/s/ Ilia Lekach
Ilia Lekach

Dated: February 7, 2007	IZJD Corp.

/s/ Ilia Lekach
Ilia Lekach, President

Dated: February 7, 2007	Pacific Investment Group, Inc.

/s/ Ilia Lekach
Ilia Lekach, President